Filed by Caremark Rx, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as

amended

Subject Company: Advance PCS

Subject Company Commission File No.: 000-21447

On February 12, 2004, Caremark Rx, Inc. made available the following correspondence:

Caremark Rx, Inc.

MEMORANDUM
TO:	All Employees
FROM:	Mac Crawford
DATE:	February 12, 2004
RE:	Integration Update

We have now reached another important milestone in the merger process.

Yesterday, the Federal Trade Commission (FTC) announced completion of its review of our proposed merger, and has granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

Additionally, various state attorneys general have now completed their review and closed their investigation of the transaction.

While these are critical milestones, we are not yet able to predict the exact completion date of the merger as the transaction remains subject to additional conditions, including shareholder approval. However, we continue to work toward closing the transaction as expeditiously as possible.

We recognize the hard work that all of you continue to do on behalf of both companies, and thank you again for your support. We are confident that with continued dedicated effort, our new combined company will not only be recognized as a great company but also as an industry leader.

We will continue to update you when significant news about the merger process becomes available.

If you have specific questions about the merger process, please send them to integration.questions@caremark.com.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Caremark has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement/prospectus and other relevant documents in connection with the proposed merger transaction. Investors and security holders of Caremark Rx and AdvancePCS are urged to read the joint proxy statement/prospectus and other relevant materials because they contain important information about Caremark Rx, AdvancePCS and the proposed transaction. Investors and security holders may obtain a free copy of these materials and other documents filed with the SEC at the SEC’s website at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained from Caremark Rx, Inc., 211 Commerce Street, Suite 800, Nashville, TN 37201 or AdvancePCS, 750 West John Carpenter Freeway, Suite 1200, Irving, TX 75039.

Caremark Rx, AdvancePCS and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed merger transaction. Information about the directors and executive officers of Caremark Rx and their ownership of Caremark Rx shares is set forth in the proxy statement for Caremark Rx’s 2003 annual meeting of stockholders. Information about the directors and executive officers of AdvancePCS and their ownership of AdvancePCS stock is set forth in the AdvancePCS’s fiscal 2003 10K-A Amendment No. 2. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus.